UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            Dated as of April 8, 2003



                               NETIA HOLDINGS S.A.
 -------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL.POLECZKI 13
                              02-822 WARSAW, POLAND

     ---------------------------------------------------------------------------
                    (Address of principal executive office)





[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated March 25, 2003.

2. Press Release, dated March 31, 2003.

3. Press Release, dated March 31, 2003.

4. Press Release, dated March 31, 2003.

5. Press Release, dated April 2, 2003.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------

                                         Contact: Anna Kuchnio (IR)
                                                  +48-22-330-2061
                                                  Jolanta Ciesielska (Media)
                                                  +48-22-330-2407
                                                  Netia
                                                  - or -
                                                  Mark Walter
                                                  Taylor Rafferty, London
                                                  +44-(0)20-7936-0400
                                                  - or -
                                                  Abbas Qasim
                                                  Taylor Rafferty, New York
                                                  212-889-4350

REDEMPTION OF NETIA'S RESTRUCTURING NOTES
-----------------------------------------

WARSAW, Poland - March 25, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that pursuant to the redemption notice published in the European edition of the Financial Times on February 21, 2003, the redemption of 49,837 outstanding Senior Secured Notes due 2008 (the "Notes") in an aggregate principal amount of EUR 49.8m took place on March 24, 2003. Upon the redemption of the Notes, Netia does not have any substantial long-term liabilities under any notes.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the

Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003 and its Current Report on Form 6-K filed with the Commission on March 18, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:   Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                             212-889-4350

TRANSACTIONS WITH RELATED PARTIES
---------------------------------

WARSAW, Poland - March 31, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that Netia and its subsidiaries agreed the terms of terminating with immediate effect the contracts with Ms. Ewa Don-Siemion and Mr. Avraham Hochman, following the resignation from their positions as members of Netia's management board effective March 6, 2003.

Ms. Ewa Don-Siemion will receive from Netia and its subsidiaries her remuneration for the current month (March 2003) along with a severance payment and will be entitled to some previously acquired non-cash benefits until October 31, 2003. Netia has agreed to indemnify Ms. Ewa Don-Siemion from any personal liability that may arise in connection with the Restructuring Agreement dated March 5, 2002. A six-month non-compete period was agreed.

Mr. Avi Hochman will receive from Netia and its subsidiaries his remuneration for the current month (March 2003) and will be entitled to some previously acquired non-cash benefits until October 30, 2003. Netia has agreed to indemnify Mr. Avi Hochman from any personal liability that may arise in connection with the Restructuring Agreement dated March 5, 2002.

The total value of the benefits to be paid in connection with the above termination agreements does not exceed 0.25% of the shareholders' equity of Netia Holdings S.A. on a stand-alone basis as of December 31, 2002, calculated in accordance with the Polish Accounting Standards.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the

Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003 and its Current Report on Form 6-K filed with the Commission on March 18, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                           Contact:   Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      - or -
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44-(0)20-7936-0400
                                                      - or -
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      212-889-4350

RELATED PARTY TRANSACTION
-------------------------

WARSAW, Poland - March 31, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that its subsidiary, Netia Telekom Mazowsze S.A. agreed the terms of termination with immediate effect of the consulting agreement, dated June 1, 2000, with IGEO Consulting Limited, a company controlled by Mr. Hochman. A six-month non-compete period for providing consulting services by IGEO Consulting Limited was agreed. The value of the benefits to be received by IGEO Consulting Limited does not exceed 0.25% of the shareholders' equity of Netia Holdings S.A. on a stand-alone basis as of December 31, 2002, calculated in accordance with the Polish Accounting Standards.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the

Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003 and its Current Report on Form 6-K filed with the Commission on March 18, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:  Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350



NETIA INTRODUCES NEW TARIFF PLANS FOR DOMESTIC LONG
---------------------------------------------------
DISTANCE CALLS AND INTRODUCES PREMIUM RATE SERVICES
---------------------------------------------------


WARSAW, Poland - March 31, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced the introduction of new tariff plans for domestic long-distance ("DLD") calls, effective April 1, 2003.

The changes apply to all Netia tariff plans, offered both to subscribers of Netia's direct voice services as well as customers using the services offered through Netia's prefix (1055).

For tariff plans with per-minute billing, the price for connection during peak hours will change from PLN 0.35 net of VAT (PLN 0.43 gross) to PLN 0.33 net of VAT (PLN 0.40 gross) per minute.

                                                         ---------------------------------------------------------------------------
                                                               Price per minute for all tariff plans with per-minute billing
                                                         ---------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Days                       Peak/off-peak hours                       Current DLD                 DLD prices as of April 1, 2003
                                                                PLN net of VAT (gross)               PLN net of VAT (gross)
------------------------------------------------------------------------------------------------------------------------------------
Working days               from 8 am to 6 pm                         0.35 (0.43)                           0.33 (0.40)
                           ---------------------------------------------------------------------------------------------------------
                           from 6 pm to 8 am                         0.21 (0.26)                           0.21 (0.26)
------------------------------------------------------------------------------------------------------------------------------------
Holidays                   from 8 am to 6 pm                         0.21 (0.26)                           0.21 (0.26)
                           ---------------------------------------------------------------------------------------------------------
                           from 6 pm to 8 am                         0.21 (0.26)                           0.21 (0.26)
------------------------------------------------------------------------------------------------------------------------------------
Call set-up charge                                                        -                                     -
------------------------------------------------------------------------------------------------------------------------------------

For tariff plans with per-second billing, the connection price will change from PLN 0.31 net (PLN 0.38 gross) to PLN 0.33 net (PLN 0.38 gross) per minute. The call set up charge for these tariff plans remains unchanged.


                                                         ---------------------------------------------------------------------------
                                                               Price per minute for all tariff plans with per-second billing
                                                         ---------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Days                       Peak/off-peak hours                    Current DLD prices             DLD prices as of April 1, 2003
                                                                PLN net of VAT (gross)               PLN net of VAT (gross)
------------------------------------------------------------------------------------------------------------------------------------
Working days               from 8 am to 6 pm                         0.31 (0.38)                           0.27 (0.33)
                           ---------------------------------------------------------------------------------------------------------
                           from 6 pm to 8 am                         0.31 (0.38)                           0.27 (0.33)
------------------------------------------------------------------------------------------------------------------------------------
Holidays                   from 8 am to 6 pm                         0.31 (0.38)                           0.27 (0.33)
                           ---------------------------------------------------------------------------------------------------------
                           from 6 pm to 8 am                         0.31 (0.38)                           0.27 (0.33)
------------------------------------------------------------------------------------------------------------------------------------
Call set-up charge                                                   0.10 (0.12)                           0.10 (0.12)
------------------------------------------------------------------------------------------------------------------------------------


In addition, effective April 1, 2003, Netia will expand its service portfolio with the premium rate services, on the following pricing terms:

------------------------------------------------------------------------------------------------------------------------------------
   Netia premium rate zone (#)          Net price per minute *                   VAT *                 Gross price per minute *
                                                 (PLN)                           (PLN)                           (PLN)
------------------------------------------------------------------------------------------------------------------------------------
                1                                0.29                             0.06                           0.35
------------------------------------------------------------------------------------------------------------------------------------
                2                                1.05                             0.23                           1.28
------------------------------------------------------------------------------------------------------------------------------------
                3                                1.69                             0.37                           2.06
------------------------------------------------------------------------------------------------------------------------------------
                4                                2.10                             0.46                           2.56
------------------------------------------------------------------------------------------------------------------------------------
                5                                3.00                             0.66                           3.66
------------------------------------------------------------------------------------------------------------------------------------
                6                                3.46                             0.76                           4.22
------------------------------------------------------------------------------------------------------------------------------------
                7                                4.00                             0.88                           4.88
------------------------------------------------------------------------------------------------------------------------------------
                8                                6.25                             1.38                           7.63
------------------------------------------------------------------------------------------------------------------------------------
                9                                8.12                             1.79                           9.91
------------------------------------------------------------------------------------------------------------------------------------

* The charges for connections to zone #9 are fixed, regardless the duration of a call.

Duration of call connections with premium rate numbers is limited to:
a) 1 hour for direct connections used for data transmission purposes,
b) 45 minutes for connections using dialers, and
c) 30 minutes for live conversation.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the

Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003 and its Current Report on Form 6-K filed with the Commission on March 18, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:   Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350

NETIA TO ACQUIRE TDC INTERNET POLSKA S.A.
-----------------------------------------

WARSAW, Poland - April 2, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that its subsidiary, Netia Swiat S.A. ("Netia Swiat"), agreed on April 2, 2003 to acquire from TDC Internet A/S ("TDC Internet") 100% of the share capital of TDC Internet Polska S.A. ("TDC IP"), a Polish Internet service provider. TDC IP controls the following seven entities: Polbox Sp. z o.o., Pik Net Sp. z o.o., Publiczny Dostep do Internetu Sp. z o.o., Multinet S.A., Internet Data Systems S.A., Polska On-Line Holding S.A. and Polska On-Line Sp. z o.o.

In particular, Netia Swiat will acquire from TDC Internet:

(i) 17,429,432 registered shares of TDC IP, par value PLN 10 per share, constituting 100% of TDC IP's outstanding share capital ("Existing Shares") on the closing date; and

(ii) 268 newly issued shares of TDC IP, par value PLN 10 per share, in increased share capital of TDC IP ("New Shares").

Netia Swiat will acquire the Existing Shares until April 15, 2003. The transaction is subject to certain customary conditions precedent specified in the purchase agreement. Following the acquisition of the Existing Shares, the New Shares will be acquired by Netia Swiat within 3 days from the registration of TDC IP's share capital increase by the Polish court. The total price for the acquisition of all shares from TDC IP is EUR 1,000. Netia Swiat will finance the transaction from its own capital. The acquisition will be treated as a long-term investment. TDC IP will change is name and will discontinue use of the "TDC" brand in its commercial activities.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the

Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003 and its Current Report on Form 6-K filed with the Commission on March 18, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Date:  April 8, 2003



                                        NETIA HOLDINGS S.A.



                                        By: /S/ WOJCIECH MADALSKI
                                            ------------------------------------
                                            Name: Wojciech Madalski
                                            Title: Chief Executive Officer




                                        By: /S/ ZBIGNIEW LAPINSKI
                                           -------------------------------------
                                           Name: Zbigniew Lapinski
                                           Title: Acting Chief Financial Officer